Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NuScale to Announce Historic Agreement with KGHM to Initiate the Deployment of the First Small Modular Reactor in Poland

NuScale Power and KGHM to sign a landmark agreement to initiate work towards implementing advanced small modular reactors (SMRs) in Poland, following the September collaboration announcement between the two parties

February 14, 2022 06:50 AM Eastern Standard Time

PORTLAND, Ore.--(BUSINESS WIRE)--Today in Washington, D.C., U.S. government officials and Polish officials, including Poland’s Deputy Prime Minister, Jacek Sasin, will announce that NuScale Power and Poland’s KGHM Polska Miedź S.A. (KGHM) signed an agreement to initiate the deployment of NuScale’s innovative small modular reactor (SMR) technology.

The definitive agreement between NuScale Power, whose SMR is the first and only small modular reactor to receive design approval from the U.S. Nuclear Regulatory Commission, and KGHM, a Poland-based leader in copper and silver production and large industrial energy user, will position KGHM as a clean energy implementation leader with the first deployment of SMRs in Poland. Under this agreement, NuScale will work with KGHM to support the deployment of SMR technology, and together, the organizations will take steps toward deploying a first NuScale VOYGR™ power plant in Poland as early as 2029, which would help Poland avoid up to 8M tons of CO2 emissions per year. The deployment of the VOYGR plant by 2029 is directly tied to the Climate policy of KGHM Polska Miedź and the Company’s new strategic direction - energy.

The first task under the agreement will identify and assess potential project sites and develop project planning milestones and cost estimates. These activities support KGHM as it evaluates NuScale VOYGR plants as a coal repurposing solution for existing power plants, as well as opportunities to deploy VOYGR plants to provide safe, carbon-free, reliable energy for their operations and to support other Polish industrial energy users.

KGHM and NuScale first began their collaboration in September 2021, after the two parties signed a memorandum of understanding (MOU) to collaborate in the development, licensing and construction of a NuScale VOYGR plant in Poland. This new commercial agreement marks a significant milestone in NuScale’s progress towards commercialization and advancing clean, reliable, and affordable energy in Poland.

“In the global race to rapidly decrease emissions worldwide, NuScale’s technology presents the perfect solution to reach this goal while simultaneously bringing economic prosperity to host countries,” said John Hopkins, NuScale Power President and Chief Executive Officer. “NuScale is proud to partner with KGHM, an experienced innovation leader, and we are excited to work together to bring forth the next era of advanced clean energy deployment and confront the climate crisis.”

"We are always thrilled when we see U.S. companies furthering our country's energy leadership by advancing our innovative technologies for global applications," said Andrew Griffith, Deputy Assistant Secretary for Nuclear Fuel Cycle and Supply Chain.

“KGHM is proud to lead the initiation of a 100% carbon free energy project, delivering on its commitment to lead efforts to decarbonize. The SMR technology will increase the company's cost efficiency and transform the Polish energy sector,” said Marcin Chludziński, President of the Management Board of KGHM Polska Miedź S.A.

The announcement will come after industry leaders, policymakers, and scientists from around the world discussed solutions to address the climate crisis and decrease carbon emissions at United Nations summit on climate change, COP26, in early November. NuScale VOYGR power plants can generate up to 270 permanent power plant jobs, 1,200 construction jobs, and 4,600 manufacturing jobs per plant deployment, and act as an effective and critical means to reach climate goals.

Watch the Signing Ceremony. Link

In August 2020, NuScale made history as the first and only SMR to receive design approval from the U.S. Nuclear Regulatory Commission – a crucial step towards the construction and deployment of this SMR technology. The company maintains strong program momentum toward commercialization of its SMR technology, including supply chain development, standard plant design, planning of plant delivery activities and startup and commissioning plans.

About NuScale Power

NuScale Power has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. This groundbreaking small modular reactor (SMR) technology is offered in scalable sizes, including a VOYGR™-12 power plant, which includes 12 (77 MWe) NuScale Power Modules™ (NPM), using a safer, smaller, and scalable version of pressurized water reactor technology. NuScale also offers smaller power plant solutions, the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe), though others will be possible. With an array of flexible power options, NuScale is poised to meet the diverse energy needs of customers across the world. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with more than 70 years supporting nuclear projects.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

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About KGHM Polska Miedź S.A.

KGHM is involved in the mining and processing of valuable natural resources. At its heart is the largest deposit of copper ore in Europe, located in south-western Poland. By advancing our strategy we are systematically strengthening KGHM’s international position. Currently the company has a geographically diversified mine project profile. It has operations on three continents – in Europe, North America and South America. The copper ore resources controlled by KGHM guarantee the company a leading position in the mining industry. Our portfolio includes metals such as molybdenum, palladium and nickel, opening the way for KGHM to gain a strong position amongst the world’s diversified miners. www.kghm.com

Contacts

Diane Hughes, Vice President, Marketing & Communications, NuScale Power

dhughes@nuscalepower.com

C (+1) 503-270-9329

Lidia Marcinkowska, Executive Director, Communications, KGHM Polska Miedź S.A.

lidia.marcinkowska-bartkowiak@kghm.com

T (+48) 887 772 361

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which will be distributed to Spring Valley’s shareholders in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail the proxy statement/prospectus to Spring Valley shareholders as of the record date established for voting on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com

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